 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

BEHRINGER HARVARD REIT I, INC.
(Name of Subject Company)

CMG PARTNERS, LLC; CMG LEGACY GROWTH FUND, LLC; CMG VENTURES, LLC; CMG PROPERTIES, LLC; CMG INCOME FUND II, LLC; AND CMG ACQUISITION CO., LLC
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Mark Swenson
CMG Partners, LLC
1000 2nd Ave, Ste 3950
Seattle WA 98104-1075
206-340-2280

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,800,000	$208.98

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $1.80 per Share in cash

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $208.98
Form or Registration Number: SC TO-T
Filing Party: CMG Partners, LLC
Date Filed: August 23, 2011

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

AMENDMENT TO TENDER OFFER

This Final Amendment to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by CMG Partners, LLC; CMG Legacy Growth Fund, LLC; CMG Ventures, LLC; CMG Properties, LLC; CMG Income Fund II, LLC; and CMG Acquisition Co., LLC (collectively the “Purchasers”) to purchase up to 1,000,000 shares of common stock (the “Shares”) in Behringer Harvard REIT I, Inc. (the “REIT”), the subject company, at a purchase price equal to $1.80 per Share.  This Offer is being made August 23, 2011 (the “Offer Date”) and expires September 30, 2011, or on such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2011 (the “Offer to Purchase”) and the related Agreement of Assignment and Transfer.

This amendment is being made to announce the results from the Offer.  The Offer resulted in the tender by Shareholders of approximately 213,442 Shares, although 82,145 of these Shares are not yet ready for submission to the transfer agent, and so may not transfer.  No other Shares were tendered.   CMG Partners, LLC will purchase approximately 35,253 Shares, CMG Legacy Growth Fund, LLC will purchase approximately 29,155 Shares, and CMG Acquisition Co., LLC will purchase approximately 149,034 Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           November 11, 2011

CMG Partners, LLC; CMG Legacy Growth Fund, LLC; CMG Ventures, LLC; CMG Properties, LLC; CMG Income Fund II, LLC; and CMG Acquisition Co., LLC
By: Mark Swenson, Manager

By:	/s/ Mark Swenson